EXHIBIT 12
CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF NET INCOME TO FIXED CHARGES AND RATIO OF NET INCOME TO COMBINED FIXED CHARGES AND PREFERRED STOCK ITEMS
(In thousands, except ratios)
(Unaudited)

Computation of ratio of net income to fixed charges:

	Six Months Ended June 30,	Year Ended December 31
	2015	2014	2013	2012	2011	2010
Fixed charges	$43,557	$73,643	$75,104	$77,848	$66,080	$56,251
Fixed charges	$43,557	$73,643	$75,104	$77,848	$66,080	$56,251
Net income	58,901	140,820	126,487	163,626	160,204	126,896
	$102,458	$214,463	$201,591	$241,474	$226,284	$183,147
Ratio of net income to fixed charges	2.35:1	2.91:1	2.68:1	3.10:1	3.42:1	3.26:1

Computation of ratio of net income to combined fixed charges and preferred stock items:

	Six Months Ended June 30,	Year Ended December 31
	2015	2014	2013	2012	2011	2010
Fixed charges	$43,557	$73,643	$75,104	$77,848	$66,080	$56,251
Preferred stock items:
Redemption preference premiums*	–	–	19,924	–	–	–
Dividends	7,530	13,781	17,536	21,021	20,369	20,233
Combined fixed charges and preferred stock items	$51,087	$87,424	$112,564	$98,869	$86,449	$76,484

Fixed charges	$43,557	$73,643	$75,104	$77,848	$66,080	$56,251
Net income	58,901	140,820	126,487	163,626	160,204	126,896
	$102,458	$214,463	$201,591	$241,474	$226,284	$183,147
Ratio of net income to combined fixed charges and preferred stock items	2.01:1	2.45:1	1.79:1	2.44:1	2.62:1	2.39:1

*	Capstead’s Series A and B preferred shares were redeemed in June 2013. The ratio of net income to combined fixed charges and preferred stock dividends excluding the redemption preference premiums was 2.18:1 for the year ended December 31, 2013.